Exhibit 1

HACKENSACK, NJ,   March 11, 2008 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the three months ended January 31, 2008. The results of operations for the three months are not necessarily indicative of future operating results.

RESULTS OF OPERATIONS
Real Estate revenue for the three months ended January 31, 2008 (“Current Quarter”) increased 3.5% to $10,457,000 compared to $10,106,000 for the three months ended January 31, 2007 (“Prior Year’s Quarter”).  The increase in real estate revenues was principally attributable to FREIT’s residential operations, primarily at The Pierre Towers and The Boulders, which accounted for 60% of the increase for the Current Quarter.

Net income for the Current Quarter was $1,403,000 ($0.20 per share diluted) compared to $846,000 ($0.12 per share diluted) for the Prior Year’s Quarter. Income from continuing operations for the Current Quarter was $1,403,000 ($0.20 per share diluted) compared to $804,000 ($0.11 per share diluted) for the Prior Year’s Quarter. The schedule below provides a detailed analysis of the major changes that impacted revenue and net income for the three months ended January 31, 2008 and 2007:

	Three Months Ended
	January 31,
	2008	2007*	Change
	(in thousands, except per share)
Real estate revenues:
Commercial properties	$5,695	$5,593	$102
Residential properties	4,762	4,513	249
Total real estate revenues	10,457	10,106	351

Operating expenses:
Real estate operations	4,437	4,366	71
General and administrative	390	389	1
Depreciation	1,338	1,303	35
Total operating expenses	6,165	6,058	107

Operating income	4,292	4,048	244

Investment income	159	87	72

Financing costs	(2,933)	(3,043)	110
Minority interest in earnings of subsidiaries	(115)	(138)	23
Distribution to certain minority interests	-	(150)	150
Income from continuing operations	1,403	804	599

Income from discontinued operations	-	42	(42)

Net income	$1,403	$846	$557

Basic earnings per share:
Continuing operations	$0.21	$0.12	$0.09
Discontinued operations	$0.00	$0.01	$(0.01)
Net income	$0.21	$0.13	$0.08

Diluted earnings per share:
Continuing operations	$0.20	$0.11	$0.09
Discontinued operations	$0.00	$0.01	$(0.01)
Net income	$0.20	$0.12	$0.08

Weighted average shares outstanding:
Basic	6,763	6,751
Diluted	6,906	6,919

* Restated to reflect reclassification of discontinued operations.

The consolidated results of operations for the Current Quarter are not necessarily indicative of the results to be expected for the full year.

SEGMENT INFORMATION
The following table sets forth comparative net operating income ("NOI") data for FREIT’s real estate segments and reconciles the NOI to consolidated net income for the Current Quarter, as compared to the Prior Year’s Quarter:

Months Ended January 31:
	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)		January 31,
	2008	2007	$	%	2008	2007*	$	%	2008	2007*
	(in thousands)				(in thousands)				(in thousands)
Rental income	$4,194	$4,137	$57	1.4%	$4,715	$4,452	$263	5.9%	$8,909	$8,589
Reimbursements	1,385	1,284	101	7.9%			-		1,385	1,284
Other	45	42	3	7.1%	47	61	(14)	-23.0%	92	103
Total Revenue	5,624	5,463	161	2.9%	4,762	4,513	249	5.5%	10,386	9,976

Operating expenses	2,291	2,165	126	5.8%	2,146	2,201	(55)	-2.5%	4,437	4,366
Net operating income	$3,333	$3,298	$35	1.1%	$2,616	$2,312	$304	13.1%	5,949	5,610
Average
Occupancy %	89.5%	89.5%		0.0%	95.7%	93.8%		1.9%

Reconciliation to consolidated net income:
Deferred rents - straight lining	47	55
Amortization of acquired leases	24	75
Net investment income	159	87
General and administrative expenses	(390)	(389)
Depreciation	(1,338)	(1,303)
Financing costs	(2,933)	(3,043)
Distributions to certain minority interests	-	(150)
Minority interest	(115)	(138)
Income from continuing operations	1,403	804
Income from discontinued operations	-	42
Net income	$1,403	$846
 *  Restated to reflect reclassification of discontinued operations.

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT
FREIT’s commercial properties consist of ten (10) properties totaling approximately 1,127,000 sq. ft. of retail space and 138,000 sq. ft. of office space.  Seven (7) are multi-tenanted retail or office centers, and one is a single tenanted store. In addition, FREIT has two parcels of leased land, from which it receives rental income. One from a tenant who has built and operates a bank branch on land FREIT owns in Rockaway, NJ. The other is from a tenant who intends to build and operate a bank branch on land FREIT owns in Rochelle Park, NJ.

As indicated in the table above under the caption Segment Information, revenue and NOI from FREIT’s commercial segment for the Current Quarter increased by 2.9% and 1.1% over the comparable prior year’s period. Higher occupancy levels at many of our commercial properties was the primary reason for the increase in both revenue and NOI for the Current Quarter. However, the favorable increase was slightly offset by the adverse effect of the renovation at our Damascus Shopping Center property located in Damascus, MD (the “Damascus Center”), which caused a temporary decline in occupancy levels. (See discussion below). Average occupancy rates for FREIT’s commercial segment for the Current Quarter was at 94.1%, exclusive of the Damascus Center, compared to 93.6% for the prior year’s period.

The impact of the Damascus renovation on the quarterly results of the commercial segment is reflected in the following table:

	Three Months Ended January 31,
	2008			2007
	Commercial		Same	Commercial		Same
($000)	Properties	Damascus	Properties	Properties	Damascus	Properties
Revenues	$5,624	$152	$5,472	$5,463	$199	$5,264

Expenses	2,291	98	2,193	2,165	88	2,077

NOI	$3,333	$54	$3,279	$3,298	$111	$3,187

DEVELOPMENT ACTIVITIES
A modernization and expansion is underway at our Damascus Center in Damascus, MD (owned by our 70% owned affiliate, Damascus Centre, LLC). Total construction costs are expected to approximate $21.9 million.  Building plans for Phase I have been approved and construction on Phase I began in June 2007 with completion expected no later than March 2008. Phase I construction costs will approximate $4 - $4.5 million of which $3.1 million has already been expended. On February 12, 2008, Damascus Centre, LLC closed on a $27.3 million construction loan that is available to fund already expended and future construction costs.  This loan will be drawn upon as needed. On February 12, 2008, Damascus drew down $2.5 million of construction costs from this loan. Because of this expansion, leases for certain tenants have been allowed to expire and not renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

Development plans and studies for the expansion and renovation of our Rotunda property in Baltimore, MD (owned by our 60% owned affiliate Grande Rotunda, LLC) continues. The Rotunda property, on an 11.5-acre site, currently consists of an office building containing 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower floor of the main building. The building plans incorporate an expansion of approximately 180,500 sq ft. of retail space, approximately 302 residential rental apartments, 56 condominium units and 120 hotel rooms, and structured parking. These development costs are expected to approximate $145 million. City Planning Board approval has been received, and construction is expected to start during calendar 2008.

RESIDENTIAL SEGMENT
FREIT operates nine (9) multi-family apartment communities totaling 1,075 apartment units. As indicated in the table above under the caption Segment Information, revenue from our residential segment for the Current Quarter increased 5.5% to $4,762,000 and NOI is also up 13.1% to $2,616,000. The primary reasons for the increase were higher occupancy levels, along with lower operating expenses at many of our residential properties. The Boulders and The Pierre Towers continue to be strong contributors to FREIT’s residential operations, accounting for 84% of the increase in revenue and 67% of the increase in NOI for the Current Quarter.

Revenues from FREIT’s residential properties continue to increase. Average occupancy rates for the Current Quarter was at 95.7% compared to 93.8% for the prior year’s period.

FUNDS FROM OPERATIONS (“FFO”):
Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

Funds From Operations ("FFO")
	Three Months Ended
	January 31,
	2008	2007*
	($ in thousands)

Net income	$1,403	$846
Depreciation	1,338	1,303
Amortization of deferred mortgage costs	73	65
Deferred rents (Straight lining)	(47)	(55)
Amortization of acquired leases	(24)	(75)
Capital Improvements - Apartments	(146)	(174)
Discontinued operations	-	(42)
Minority interests:
Equity in earnings of affiliates	115	288
Distributions to minority interests	(327)	(300)

FFO	$2,385	$1,856

Per Share - Basic	$0.35	$0.27
Per Share - Diluted	$0.35	$0.27

Weighted Average Shares Outstanding:
Basic	6,763	6,751
Diluted	6,906	6,919

* Restated to reflect reclassification of discontinued operations.

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other
REITs may not be directly comparable.

DIVIDENDS
The first quarter dividend of $0.30 per share is payable on March 18, 2008 to shareholders of record on March 3, 2008.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.

First Real Estate Investment Trust is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $240 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400

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